UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
Amendment No. 5

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

MIDAS TOUCH INTERNATIONAL HOLDINGS INC.

(Exact name of issuer as specified in its charter)

NEVADA

(State or other jurisdiction of incorporation or organization)

300 Center Ave., Suite 202, Bay City, MI 48708
989-509-5924

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Aaron Chaze or Nitin Amersey,
300 Center Ave., Suite 202, Bay City, MI 48708
989-509-5924

(Name, address, including zip code, and telephone number, including area code, of agent for service)

2711

(Primary Standard Industrial Classification Code Number)

20-3499878

(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Part I -- Notification

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

a. the issuer's directors;

Mr. Nitin Amersey, Chief Executive Officer, Secretary, Treasurer, Chairman of the Board of Directors
Business Address
300 Center Ave., Suite 202,
Bay City, MI 48708
989-509-5924

Residential Address
5 Appleshire Ct.
Freeland, MI 48623

Mr. Aaron Chaze, President, Chief Operating Officer and Director
Business Address
300 Center Ave., Suite 202,
Bay City, MI 48708
989-509-5924

Residential Address
3050 Orleans Road, #32
Mississauga, ON L5L 5P7, Canada

b. the issuer's officers;

Mr. Nitin Amersey, Chief Executive Officer, Secretary, Treasurer, Chairman of the Board of Directors
Business Address
300 Center Ave., Suite 202,
Bay City, MI 48708
989-509-5924

Residential Address
5 Appleshire Ct.
Freeland, MI 48623

Mr. Aaron Chaze, President, Chief Operating Officer and Director
Business Address
300 Center Ave., Suite 202,
Bay City, MI 48708
989-509-5924

Residential Address
3050 Orleans Road, #32
Mississauga, ON L5L 5P7, Canada

Mr. Kumar Gajadharsingh, Chief Financial Officer
300 Center Ave., Suite 202
Bay City, MI 48708

989-509-5924

Residential Address
75 Clements Road West
Ajax, ON L1S 4H4
Canada

c. issuer's general partner

Not Applicable

d. record owners of 5 percent or more of any class of the issuer's securities:

As of this date, Mr. Aaron Chaze, President, Chief Operating Officer and Director, owns Nine Million, Nine Hundred Thousand (9,900,000) shares of common stock of the Company and One Million (1,000,000) shares of preferred stock of the Company (48.99% of the total issued and outstanding in common shares and 50% of the total issued and outstanding in preferred shares).

Triad Trading Ventures owns Nine Million, Nine Hundred Fifty Thousand (9,950,000) shares of common stock of the Company (49.23% of the total issued and outstanding). Triad Trading Ventures is owned by Mark Amersey the son of Nitin Amersey the Chief Executive Officer, Secretary, Treasurer, Chairman of the Board of Directors of the Company.

As of this date, Mr. Nitin Amersey, Chairman, Chief Executive Officer, Secretary, Treasurer and Director, owns Fifty thousand (50,000) shares of common stock of the Company and One Million (1,000,000) shares of preferred stock of the Company (0.25% of the total issued and outstanding in common shares and 50% of the total issued and outstanding in preferred shares).

e. beneficial owners of 5 percent or more of any class of the issuer's securities:

Mr. Aaron Chaze, President, Chief Operating Officer and Director, (See Item 1(d) above).

Triad Trading Ventures (See Item 1 (d) above).

Mr. Nitin Amersey, Chairman, Chief Executive Officer, Secretary, Treasurer and Director, (See Item 1(d) above).

f. promoters of the issuer:

None

g. affiliates of the issuer:

Mr. Aaron Chaze, President, Chief Operating Officer and Director, (See Item 1(d) above).

Mr. Nitin Amersey, Chief Executive Officer, Secretary, Treasurer, Chairman of the Board of Directors, (See Item 1(d) above).

h. counsel to the issuer with respect to the proposed offering:

Cohen & Czarnik LLP, 17 State Street, 39th Floor, New York, New York 10005 Attention: Stephen J. Czarnik, Esq.

i. each underwriter with respect to the proposed offering:

There is no underwriter. Issuer is selling securities.

j. any underwriter's directors:

Not Applicable

k. the underwriter's officers:

Not Applicable

l. the underwriter's general partners:

Not Applicable

m. counsel to the underwriter:

Not Applicable

ITEM 2. Application of Rule 262

a. State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

> No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

b. If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

> The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its two last fiscal years.

Not Applicable.

ITEM 4. Jurisdictions in Which Securities are to be Offered.

a. List the jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.

Not Applicable. Issuer will sell the Securities.

b. List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salespersons and state the method by which such securities are to be offered.

Issuer will market and sell the shares solely to investors known to the directors of the issuer (family, friends and colleagues). The Issuer will not use any advertising or written solicitation. The information that the Issuer will provide to Investors will be limited to a copy of this effective registration statement.

The issuer intends to rely upon exemptions pursuant to state law where the securities are offered. The issuer will, prior to any offer in a particular state, review such applicable state law to either register the offering in such state or rely upon an applicable exemption. It is intended that the issuer will sell securities initially, upon effectiveness of the registration within the State of Michigan pursuant to an exemption provided under Michigan laws.

ITEM 5. Unregistered Securities Issued or Sold within one year.

a. As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year of the filing of this Form 1-A state:

(1) the name of such issuer; **Midas Touch International Holdings Inc.**

Names/Identities of Persons to whom Securities Issued	Title of Security COMMON	Amount of Securities Issued	Issue Date	Aggregate Price of Security
Aaron Chaze	Common	9,583,500	4/12/07	$95,835.00
Aaron Chaze	Common	66,500	4/19/07	$665.00
Triad Trading Ventures	Common	50,000	4/23/07	$500.00
Triad Trading Ventures	Common	9,900,000	4/12/07	$99,000.00
TOTAL Common shares		**19,600,000**		**$196,000**

Names/Identities of Persons to whom Securities Issued	Title of Security PREFERRED	Amount of Securities Issued	Issue Date	Aggregate Price of Security
Nitin Amersey	Preferred	1,000,000	4/12/07	$10,000.00
Aaron Chaze	Preferred	1,000,000	4/12/07	$10,000.00
TOTAL Preferred shares		**2,000,000**		**$20,000.00**

(2) the title and amount of securities issued;

See Table in Item 5 (1) above.

(3) The aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; (4) the names and identities of the persons to whom the securities were issued.

See Table in Item 5 (1) above.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

See Table in Item 5 (1) above.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The transactions described above were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 by reason that: (i) no commissions were paid for the issuance of security; (ii) the issuance of such security by the Company did not involve a "public offering"; (iii) the purchasers of each security were sophisticated and accredited investors; (iv) the offerings were not a "public offering" as defined in Section 4(2) due to the insubstantial numbers of persons involved in such sales, size of the offering, manner of the offering and number of securities offered; and (v) in addition, each purchaser had the necessary investment intent as required by Section 4(2) since each purchaser agreed to and received security bearing a legend stating that such security is restricted pursuant to Rule 144 of the 1933 Securities Act. (These restrictions ensure that this security would not be immediately redistributed into the market and therefore not be part of a "public offering").

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

No. Not Applicable.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above, or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution:

Not Applicable.

(2) To stabilize the market for any of the securities to be offered.

Not Applicable.

(3) For withholding Commissions, or otherwise to hold each underwriter or dealer responsible for the distribution or its participation.

Not Applicable.

(4) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not Applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Not Applicable. There are no experts named in the offering statement.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Not Applicable. No such written documents or broadcast scripts were used prior to the filing of this notification.

Item 1. Cover Page

(a) Name of Issuer: Midas Touch International Holdings Inc.

(b) The Mailing address of the issuer's principal executive office: 300 Center Ave., Suite 202, Bay City, MI 48708 Telephone: 989-509-5924

(c) Date of Offering Circular: September 11, 2008

(d) Description and amount of securities offered: 400,000,000 common shares

Common Stock: As of the date of this registration statement, there were Twenty Million Two Hundred Nine Thousand Four Hundred Forty (20,209,440) shares of Common Stock outstanding that were held of record.

Preferred Stock: As of the date of this registration statement, there were Two Million (2,000,000) shares of Preferred Stock outstanding that were held of record.

There will be a maximum of Four Hundred Twenty Million, Two Hundred Nine Thousand, Four Hundred Forty (420,209,440) shares of Common Stock and Two Million (2,000,000) shares of Preferred Stock outstanding after giving effect to the sale of the shares of Common Stock to the public offered hereby.

This offering is contingent on a minimum number of 10,000,000 shares to be sold and it is on a first come, first served basis. If subscriptions exceed 400,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses. If 10,000,000 shares are not sold, all subscriptions for common stock will be returned.

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and non-assessable.

(e) The Statement required by Rule 253:

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

(f) The Table(s) required by Item 2:

	Price to public	**Underwriting discount and commissions**	**Proceeds to issuer or other person***
Per Unit	$0.01	N/A	$0.01

Total Minimum Securities Offered	$100,000	N/A	$100,000.00
Total Maximum Securities Offered	$4,000,000		$4,000,000.00

(g) The name of the underwriter(s): None

(h) Any materials required by the law of any state in which the securities are to be offered:

The securities are to be offered in states that allow an exemption to the registration of such securities offered within such state.

(i) Material risks in connection with the purchase of securities:

See section entitled "Risk Factors"

(j) Approximate date of commencement of proposed sale to the public: September 20, 2008

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE THE RISK FACTORS BELOW THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[X] Is in the development stage.
[] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This Offering is being made by the Company on a "best efforts, all-or-none" basis with respect to the first 10,000,000 shares of Common Stock (the "Minimum Amount") and on a "best efforts" basis as to the remaining 390,000,000 shares of Common Stock (together with the Minimum Amount, the "Maximum Amount"). All proceeds received by the Company from subscribers for the shares offered hereby will be deposited by the Company in a non-interest bearing escrow account at the transfer agency (Bay City Transfer Agency and Registrar) to the Company. Unless subscriptions for the Minimum Amount are received during the period ending 45 days following the date of this Offering Circular (the "Minimum Subscription Period"), this Offering will be terminated, no Shares will be sold and all subscribers' funds will be refunded without interest. If the Minimum Amount is sold prior to the expiration of the Minimum Subscription Period, within ten (10) days of completion of such sale and the clearance of funds received and deposited in trust therefore, a closing shall be held with respect to the Shares sold (the "First Closing"). Thereafter, the remaining Shares will continue to be sold and closings may from time to time be conducted with respect to additional Securities sold (each, a "Closing"), until expiration of the Offering which will occur on December 31, 2008. Not later than ten (10) days after the later of the receipt and acceptance of subscriptions for all the Shares offered in this Offering or the expiration of the Offering (December 31, 2008), a final closing shall be held with respect to any Shares sold but not closed upon as of such date (the "Final Closing").

NO STATE REGISTRATION: THE COMPANY HAS NOT AS YET REGISTERED SHARES FOR SALE IN ANY STATE. THE COMPANY CAN UNDERTAKE NO ASSURANCE THAT STATE LAWS ARE NOT VIOLATED THROUGH THE FURTHER SALE OF ITS SECURITIES. THE ISSUER INTENDS TO REGISTER ITS SHARES FOR SALE IN THOSE STATES IN WHICH THERE ARE INDICATIONS OF SUFFICIENT INTEREST. SO FAR, NO SHARES HAVE BEEN OFFERED AND THEREFORE THERE HAVE BEEN NO INDICATIONS OF INTEREST FROM ANY STATE.

TABLE OF CONTENTS

	Page
Item 2. Distribution Spread	1
Item 3. Summary	1
Risk Factors	2
Dilution	9
Item 4. Plan of Distribution	9
Item 5. Use of Proceeds	10
Item 6. Description of Business	12
Item 7. Description of Property	21
Item 8. Directors, Executive Officers and Significant Employees	22
Item 9. Remuneration of Directors and Executive Officers	24
Item 10. Security Ownership of Management and Certain Security Holders	24
Item 11. Interest of Management and Others in Certain Transactions	26
Item 12. Securities being Offered	26
Part F/S Financial Statements Management Discussion and Analysis of Financial Condition and Results of Operations: Balance Sheet at June 30, 2008 and June 30, 2007 Statement of Operations For Year Ended June 30, 2008 For Year Ended June 30, 2007 Statement of Changes in Stockholders' Equity For the period of June 30, 2005 to June 30, 2008 Statement of Cash Flows For Year Ended June 30, 2008 For Year Ended June 30, 2007 Notes to Financial Statements. *Subsequent Events*	28 N/A
EXHIBITS 1. Articles of Incorporation of the Company 2 Articles of Conversion of the Company 3. By-Laws of the Company 4. Certificate of Change of the Company 5. Certificate of Amendment of the Company 6. Opinion of Cohen & Czarnik, LLP 7. Arbitration Award dated September 17, 2007	

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 45 pages.

Item 2. Distribution Spread

	Price to public	Underwriting discount and commissions	Proceeds to issuer or other person*
Per Unit	$0.01	N/A	$0.01
Total Minimum Securities Offered	$100,000.00	N/A	$100,000.00
Total Maximum Securities Offered	$4,000,000.00		$4,000,000.00
Total	$ 4,000,000.00	N/A	$ 4,000,000.00

Item 3. Summary of Information Risk Factors and Dilution

Summary

Exact corporate name: Midas Touch International Holdings Inc.
State and date of incorporation: Nevada, August 30, 2005
Street address of principal office: 300 Center Ave., Suite 202, Bay City, MI 48708
Company Telephone Number: 989-509-5924
Fiscal year: June 30

Person(s) to contact at Company with respect to offering: Aaron Chaze or Nitin Amersey
Telephone Number (if different from above):

Midas Touch International Holdings Inc. ("Midas" or the "Company") formerly known as Midas Touch Global Media Corp., is a publishing company that seeks to publish original content through traditional media, a newspaper and a newsletter and through its Internet Web site(s) and aims to distribute them globally delivered to a subscriber base. The Company aims to provide alternative news content to a targeted audience of discerning readers in America and Canada (North America) i.e. financial readers in North America that would be intrigued with the opportunities in the key emerging economies of India, China, Brazil and Russia and would like to know how to capitalize on them.

Midas intends to sell these economies as the best investment destinations of the 21st century. The Company aims do this by utilizing both the print as well as the online medium in order to capture as much of the target audience as possible. Among these products are a bi-monthly newspaper/news magazine in print distributed in key cities in North America and a suite of investment newsletters with varying frequencies and a strong web presence.

The subsidiaries of Midas Touch International Holdings Inc. are Midas Touch Global Media Corporation, Midas Touch Investment Management Inc., and Midas Touch India Inc.

Midas Touch Global Media Corporation (MTGM) will house the media products such as the online suite of newsletters as well as the relevant print publications that will cater to the investor community's requirement of value added information and analyses of the four key emerging market economies, India, China, Brazil and Russia (also commonly referred to as the BRIC economies). The company is in dialogue with prominent personalities within North America and outside (mainly in these four BRIC economies) to contribute editorial content to the newsletter and to assist the company in developing other products and revenue streams that are related and relevant to the publishing industry.

Midas Touch Investment Management Inc, proposes to enter the investment management businesses where the company will act as an investment manager to funds being invested in India.

There are numerous publishing opportunities in India, which is a very strong market for English language media products both in the print and online space. Midas Touch India Inc, will be the principal company through which these investments will be made in India. The Company's strategy is to establish media products with an online presence in the Indian market thus establishing its own brands.

The Company is a Nevada corporation with corporate headquarters at 300 Center Ave., Suite 202, Bay City, MI 48708.

A maximum of 400,000,000 common shares are being offered to the public at $0.01 per share.

A maximum of $ 4,000,000 will be received from the offering. The insiders will hold 20,209,440 (4.79% of the Outstanding) Common Shares and 2,000,000 (100% of the Outstanding) Preferred Shares. This means that about 95.21% of the Company will be held by the public, assuming that all shares are sold in the offering. The Company does not have an underwriter.

Of the shares (the "Shares") of Common Stock, par value $0.001 per share ("Common Stock"), of the Company offered hereby (the "Offering"), all shares are being offered by the Company and no shares are being offered by stockholders of the Company.

Risk Factors

List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

Risk factors relating to the Company and its Business:

High Risk Factors

The Securities offered hereby are highly speculative, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Prospective investors should consider very carefully the following risk factors, as well as all of the other information set forth elsewhere in the prospectus.

The following factors, in addition to the other information contained in this Prospectus, should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and in "Business of the Company" as well as those discussed elsewhere in this Prospectus.

The Offering is made on a "best effort" basis, there can be no assurance that any or all of the Shares will be sold: This Offering is being made on a "best efforts basis". The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Company has limited operating history. There is no assurance that the Company will be profitable in the future: The Company was incorporated in August 30, 2005. Our business is difficult to evaluate because we have a limited operating history. In considering whether to invest in the Company's common stock, you should consider that there is limited historical financial and operating information available on which to base your evaluation of our performance. We expect losses to continue into the future and do not expect positive cash flow from operations in the near term and there can be no assurance that it will be profitable thereafter, or that the Company will sustain any such profitability if achieved.

The markets in which we operate are highly competitive, and many of our competitors have significantly greater resources than we do. The Company competes in varying degrees with other publications sold at retailers as well as other forms of media concentrating on business news such as certain newspapers, magazines, radio and television programs and the Internet. Competition for advertising revenues is largely based upon circulation levels, readership, demographics, price and advertising results. Many of our competitors have substantially larger operating staffs, greater capital resources and greater revenues from their publications. In addition, the Company also faces competition from marketing and distribution services, such as full-service national distributors, wholesalers and publishers with their own marketing organizations. In this respect, we may be at a competitive disadvantage with such entities. If the Company's is unable to compete successfully in this highly competitive market, its future prospects of success may be harmed.

The loss of our senior management and failure to attract and retain qualified personnel in a competitive labor market could limit our ability to execute our growth strategy, resulting in a slower rate of growth: We depend on the continued service of our senior management. Due to the nature of our business, we may have difficulty locating and hiring qualified personnel and retaining such personnel once hired. The loss of the services of any of our key personnel, or our failure to attract and retain other qualified and experienced personnel on acceptable terms, could limit our ability to execute our growth strategy resulting in a slower rate of growth.

The Company has an outstanding arbitration award against it that will be paid out of funds received in this Offering. On September 17, 2007, per the terms of the Arbitration Award, the Company agreed to pay Ms. Khurana, a former consultant to the Company, the sum of $30,000. As of the date of this Offering, this amount has not yet been paid. A portion of the funds received from this Offering will be allocated towards the payment to Ms. Khurana.

General economic downturns in general may reduce our advertising revenue and would have a material adverse effect on the Company's business, operating results and financial condition: The Company's operations may in the future experience substantial fluctuations from period to period as a consequence of general economic conditions affecting consumer spending. Advertising revenues in particular are subject to the risks arising from adverse changes in domestic and global economic conditions. A decline in the level of business activity of our advertisers could have an adverse effect on our revenues and profit margins. Therefore, any economic downturns in general would have a material adverse effect on the Company's business, operating results and financial condition.

Failure to successfully implement our business strategy, will adversely affect our business: Our future financial performance and success are dependent upon our ability to successfully implement our business strategy. We cannot assure you that we will be able to successfully implement our business strategy. In particular, we cannot assure you that we will be able to generate circulation of our publications or obtain advertising revenues. Implementation of our business strategy could be affected by a number of factors beyond our control, such as increased competition, general economic conditions or increased operating costs or expenses. We may, in addition, decide to alter or discontinue certain aspects of our business strategy at any time.

Our business may be adversely affected if the price of paper increases: Our operating income may be significantly affected by changes in the price of paper used in our publications. If paper prices increase in the future and we cannot pass these costs on to our customers, such increases may have a material adverse effect on our business.

Our future success depends partially on our ability to develop and offer new publications that satisfy the tastes of a specialized audience: To establish market acceptance of our publications, we must dedicate significant resources to research and editorial development, production and sales and marketing. Our development of successful proprietary publications generally will require significant time and investment, however, our efforts to introduce new publications may not gain acceptance and therefore may not be successful or profitable.

There can be no assurance that all or any of the shares will be purchased which could limit our ability to execute our growth strategy, resulting in a slower rate of growth: This Offering is being made on a "best efforts basis". Therefore, the Company can give no assurance that all or any of the Shares will be sold. In addition, no escrow account has been established and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Company plans an ambitious development program that may require the net proceeds from this Offering. If less than all of the Shares offered are sold, the Company may have to delay or modify its marketing plans and proceed on a much slower or smaller scale. There can be no assurance that any delay or modification of the Company's marketing plans would not adversely affect the Company's business, financial condition and results of operations. If additional funds are needed to produce and market its products and services, the Company may be required to seek additional financing. The Company may not be able to obtain such additional financing or, if obtained, such financing may not be on terms favorable to the Company or to the purchasers of the Shares.

There is the possibility that a very nominal number of shares will be sold in this offering. In that case the Company still intends to proceed with its plans but will obviously have to proceed on a much smaller scale and with a lower likelihood of success. The Company's capital requirements have been and will continue to be significant. Management plans to increase the Company's research, development and marketing efforts. The Company has no current arrangements with respect to sources of additional financing and there can be no assurance that the Company will be able to obtain additional financing on terms acceptable to the Company.

Because there is no public trading market for our common stock, you may not be able to resell your stock and, as a result, your investment is illiquid: Following the Offering, the Company is a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934, depending on how many securities are sold and to how many investors. The vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Further limitations upon the development of a trading market are likely by virtue of regulations under Rule 15c2-11 of the 1934 Act which require that before broker-dealers can make a market in the Company's securities and thereafter as they continue making the market, the Company must provide these broker-dealers with current information about the Company. The Company presently has formulated limited specific plans to distribute current information to broker-dealers and will only do so if there appears otherwise to be adequate interest in making a market in the Company's securities. Furthermore, in view of the absence of an underwriter, the relatively small size of the Offering and the duration of the Offering and the nature of the Company as a "non-reporting" issuer, it is possible that a regular trading market will not develop in the near term, if at all, or that if developed it will be sustained. Accordingly, an investment in the Company's Common Stock should be considered highly illiquid.

Investors will incur an immediate dilution from the public offering price: Purchasers of the common shares offered hereby will incur an immediate substantial dilution, in terms of book value, from the public offering price of approximately $0.026601 per share of Common Stock, assuming that only the minimum amount of shares offered (10,000,000) are sold. If the maximum amount of shares offered (400,000,000) are sold, the dilution from the public offering price will be approximately $0.001912 per share of Common Stock.

Mr. Amersey the Company's Chief Executive Officer, Secretary, Treasurer and Chairman of the Board of Directors was formally Chairman and CEO of an SEC reporting Company that failed to file periodic reports as required by federal law from 2003 through August 2005: Mr. Nitin Amersey was the Chairman and CEO of UgoMedia Interactive Corp ("UgoMedia"). UgoMedia was an OTCBB Corp. which was taken over by Sciax Corp in a reverse merger. Mr. Amersey also had a very small percentage of the stock. UgoMedia's President was Ken Smart who also had a controlling interest in UgoMedia. UgoMedia had auditors in New York. Due to Sarbanes Oxley and the PCAOB Guidelines being established, the auditors decided to drop all public companies from their audit practice, including UgoMedia. UgoMedia had little time to react and obtain a new auditor in time and thus it was late in filing its return thus got an E behind it's symbol and was then ultimately dropped down to the pink sheets. Due to internal turmoil between the controlling shareholder and the Board the statements were never filed and the Company eventually filed a Form 15 to become non-reporting.

Sales of substantial amounts of the Company's currently outstanding shares could adversely affect prevailing market prices of the Company's securities and the Company's ability to raise additional capital: The availability for sale of certain shares of Common Stock held by existing shareholders of the Company after this offering could adversely affect the market price of the Common Stock. Of the maximum of 420,209,440 shares of Common Stock to be outstanding following this offering, 20,209,440 shares of Common Stock and 2,000,000 shares of Preferred Stock were issued to the Company's existing shareholder in private transactions in reliance upon exemptions from registration under the Act and are, therefore, "restricted securities" under the Act, which may not be sold publicly unless the shares are registered under the Act or are sold under Rules 144 or 144A of the Act after expiration of applicable holding periods. Sales of substantial amounts of the Company's currently outstanding shares could adversely affect prevailing market prices of the Company's securities and the Company's ability to raise additional capital by occurring at a time when it would be advantageous for the Company to sell securities. As of this date, Mr. Aaron Chaze, President, Chief Operating Officer and Director, owns Nine Million, Nine Hundred Thousand (9,900,000) shares of common stock and One Million (1,000,000) shares of preferred stock of the Company. Mr. Nitin Amersey, Chief Executive Officer, Secretary, Treasurer, Chairman of the Board of Directors of the Company owns Fifty Thousand (50,000) shares of common stock and One Million (1,000,000) preferred shares of the Company. Mr. Chaze and Mr. Amersey are each an "affiliate" and therefore subject to additional sales limitations pursuant to Rule 144.

Underwriters' if they participate in the market could significantly influence the price and liquidity of the common stock: The Company does not at present have an underwriter and no underwriters have advised the Company that they intend to make a market in the Common Stock after the offering or otherwise to effect transactions in the Common Stock. Market-making activity may terminate at any time. If they participate in the market, underwriters may exert a dominating influence on the market for the Common Stock. The price and liquidity of the common stock may be significantly affected by the degree, if any, of underwriters' participation in such market.

We do not anticipate paying any dividends: No dividends have been paid on the Common Stock of the Company. The Company does not intend to pay cash dividends on its Common Stock in the foreseeable future, and anticipates that profits, if any, received from operations will be devoted to the Company's future operations. Any decision to pay dividends will depend upon the Company's profitability at the time, cash available therefore and other relevant factors.

There is no assurance of an established public trading market, which would adversely affect the ability of our investors to sell their securities in the public market:: Prior to this Offering, there has been no public market for the Common Stock of the Company, and there can be no assurance that an active trading market will develop or be sustained after this Offering. The initial public offering price will be determined arbitrarily and may not be indicative of the market price of the Common Stock after this Offering. The market price of the shares of Common Stock is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technological innovations, new products or new contracts by the Company or its competitors, developments with respect to copyrights or proprietary rights, adoption of new accounting standards affecting the lighting and/or software industry, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market price for the common stocks of technology companies. These types of broad market fluctuations may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against such company. Such litigation could result in substantial costs and a diversion of management's attention and resources which could have a material adverse effect upon the Company's business, operating results or financial condition.

Our common stock may be subject to "penny stock" rules which may be detrimental to investors: The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share. The securities may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of purchasers in this offering to sell the Common Stock offered hereby in the secondary market.

Shares eligible for future sale may adversely affect the market price of our common stock, as the future sale of a substantial amount of outstanding stock in the public marketplace could reduce the price of our common stock: Sales of a substantial number of shares of Common Stock in the public market after this Offering could materially adversely affect the market price of the Common Stock. Such sales also might make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems appropriate.

The Company's future capital needs are uncertain. The Company may need to raise additional funds in the future and these funds may not be available on acceptable terms or at all: There can be no assurance that the Company will not require additional funds to support its working capital requirements, in which case the Company may seek to raise such additional funds through public or private equity financing or from other sources. There can be no assurance that such additional financing will be available or that, if available, such financing will be obtained on terms favorable to the Company and would not result in additional dilution to the Company's stockholders.

Dilution

As of June 30, 2008, the Company had a net pro forma net tangible book value of $ (601,515) or approximately ($0.02976) per share of Common Stock. "Net tangible book value" represents the amount of tangible assets less total liabilities. Without taking into account any other changes in the net tangible book value after June 30, 2008, other than to give effect to the receipt by the Company of the net proceeds from the sale of the shares of Common Stock offered by the Company hereby at an assumed initial offering price of $0.01 per share and without deducting discounts and estimated offering expenses, the pro forma net tangible book value of the Company as of June 30, 2008, would have been (i) assuming the maximum shares offers (400,000,000) are sold, $3,398,485, or $0.0080876 per share (This represents an immediate increase in net tangible book value of $ 0.037852 per share to existing stockholders and an immediate dilution in net tangible book value of $0.0080876 per share to purchasers of Common Stock in the Offering); and (ii) assuming the minimum shares offers (10,000,000) are sold, ($501,515), or ($0.016601) per share (This represents an immediate increase in net tangible book value of $0.0131628 per share to existing stockholders and an immediate dilution in net tangible book value of $ 0.026601 per share to purchasers of Common Stock in the Offering)

Investors participating in this Offering will incur immediate, substantial dilution. This is illustrated in the following table:

Assumed initial offering price per share	$ 0.01
Pro forma net tangible book value per share as of June 30, 2008	$ (0.02976)
Increase per share attributable to new investors	
Assuming Minimum shares offered (10,000,000) are sold	$ 0.0131628
Assuming Maximum shares offered (400,000,000) are sold	$ 0.037852
Dilution per share to new investors	
Assuming Minimum shares offered (10,000,000) are sold	$ 0.02661
Assuming Minimum shares offered (10,000,000) are sold	$ 0.0080876

Item 4 Plan of Distribution

The Company and its directors and officers will attempt to place the shares offered herein at a price of $0.01 per share. In that event, no commissions will be paid.

This Offering is being made by the Company on a "best efforts, all-or-none" basis with respect to the first 10,000,000 shares of Common Stock (the "Minimum Amount") and on a "best efforts" basis as to the remaining 390,000,000 shares of Common Stock (together with the Minimum Amount, the "Maximum Amount"). All proceeds received by the Company from subscribers for the shares offered hereby will be deposited by the Company in a non-interest bearing escrow account at the transfer agency (Bay City Transfer Agency and Registrar) to the Company. Unless subscriptions for the Minimum Amount are received during the period ending 45 days following the date of this Offering Circular (the "Minimum Subscription Period"), this Offering will be terminated, no Shares will be sold and all subscribers' funds will be refunded without interest. If the Minimum Amount is sold prior to the expiration of the Minimum Subscription Period, within ten (10) days of completion of such sale and the clearance of funds received and deposited in trust therefore, a closing shall be held with respect to the Shares sold (the "First Closing"). Thereafter, the remaining Shares will continue to be sold and closings may from time to time be conducted with respect to additional Securities sold (each, a "Closing"), until expiration of the Offering (December 31, 2008). Not later than ten (10) days after the later of the receipt and acceptance of subscriptions for all the Shares offered in this Offering or the expiration of the Offering, a final closing shall be held with respect to any Shares sold but not closed upon as of such date (the "Final Closing").

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. The Offering shall terminate in any event on December 31, 2008.

If subscriptions exceed 400,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

The Company can undertake no assurance that state laws are not violated through the resale of its securities. The issuer intends to register its shares for sale in those states in which there are indications of sufficient interest, after consulting the blue sky laws of the states in which there is an interest. So far, no shares have been offered and therefore there have been no indications of interest from any state.

Item 5 Use of Proceeds

The possibility exists that almost no shares will be sold and almost no proceeds will be received by the Company. If that occurs, the Company will continue its development of its business plans but the implementation of these plans will be substantially delayed due to a lack of funds.

The net proceeds to the Company from the sale of the shares of Common Stock to be sold by the Company in this Offering are estimated to be $ 4,000,000, before deducting any discounts, commissions and offering expenses payable by the Company and assuming that the maximum number of shares are sold.

The allocation of the proceeds shown in the tables below is based on the Company's present operating plan and its estimates of many factors, including general economic and industry conditions and the Company's future revenues and expenditures. If these factors materially change or actual circumstances differ from those expected, any material modifications from these Use of Proceeds shall be subject to the prior approval of the majority of the investors that purchased stock in the Company pursuant to this Offering.

DESCRIPTION	AMOUNT	%
Launch of print edition in North America		
Acquisition of databases (recurring cost)	250,000	
Content acquisition (11,000/issue)×12*	250,000	
Editorial assistants	150,000	
Administrative Assistants	80,000	
Editor	120,000	
Management	100,000	
Office lease	50,000	
Deposit with printers	50,000	
Printing cost (per issue×12)*	750,000	
Distribution of printed newsletters (per issue×12)*	200,000	
Total	**$2,000,0000**	**50%**

*1 issue = 10,000 copies

Advertising/Marketing		
Marketing executives	325,000	
Travel, communications	200,000	
Promoting conferences	225,000	
Advertising in industry Journals	350,000	
Advertising in other media (print/online)	300,000	
website development (initial programming and design consulting)	75,000	
In house programmer	75,000	
Total	**$1,550,000**	**39.0%**
Legal, Accounting and Consulting		
Attorney Fees	$ 150,000	
Accounting Fees	$150,000	
Consulting Fees	$150,000	
Total	**$450,000**	**11.0%**
Total	**4,000,000**	**100%**

Note: The priority sequence for utilizing capital will be to prepare and launch the print edition of the newsletter on the BRIC economies: called The BRIC Report. We have budgeted for 12 months worth of production, distribution and marketing and promotion activities.

1. Launch of print edition in North America. The Company plans to initially launch a print edition in North America in the first half of 2008. It will need to hire an editorial co-coordinator or editorial assistants to co-ordinate with the various content providers and take care of the payments and other activities related to content generation. The cost of the editorial assistants included in the "Use of proceeds" table is salary only.

   Since the content is entirely financial in nature the company proposes to acquire databases or corporate information including the Bloomberg terminal and subscriptions of mutual fund databases. This is a major recurring expense head but is vital to the needs of the business.

   The major cost head is the printing cost. We propose to print 10,000 copies of the newsletter for distribution in North America (USA & Canada). The number of copies may increase depending on the response but it will not be less than that number for at least one year since we need to build a distribution mass.

2. Marketing/Advertising/Promotion. Our marketing efforts will include both presenting the print and online edition to potential advertisers in North America and also within the four BRIC economies. This will be a very significant effort and will require coordination between six outside marketing representatives in USA, Canada, China, India, Brazil and

Russia. We will bring on board a full time US based marketing representative designated as a deputy publisher or publisher – international, who will essentially co-ordinate and lead the multi-national marketing effort.

A key part of our effort to build our brand and awareness of our print product will be our efforts at marketing our conferences. We propose to organize frequent conferences in North America on various emerging market themes. These conferences will be sponsored events. Our marketing representatives will have full responsibility to market these conferences and this effort will be co-coordinated by our full time marketing representative who as mentioned above will function as a deputy publisher or publisher-international. This is a very successful industry model and we will apply this to our identified niche, i.e. the BRIC economies.

In the business of information dissemination it is very important to have a very strong web presence even if the print medium is the heart of the operation. Readers of the print edition often seek out the online version of the newsletter when they travel. Some even opt out of the print edition in favor of the web edition. Hence our investment in the web editions has to be significant. We propose to hire a full time programmer cum data base administrator to look after the online activities. We also propose to engage the services of a web designer on a consulting basis to keep our design contemporary.

3. Legal, Accounting and Consulting Fees The Company anticipates incurring legal, accounting and consulting fees to complete the Offering. Additionally, the Company anticipates incurring further legal, accounting and consulting fees which will assist the Company in its ongoing operational and financial endeavors.

The Company has reserved $200,000 for legal, accounting and consulting fees in connection with this Offering.

Legal	$ 50,000
Accounting	$ 75,000
Consulting	$ 75,000

As the Company progresses forward with its business plan, it expects additional operational legal, accounting and consulting fees. A breakdown and brief description of fund allocation is as follows:

Legal: Arbitration Award $ 30,000

As of September 17, 2007, the Company has agreed to the terms of an Award payable to Ms. Monica Khurana in regards to an Arbitration for fees regarding previous consulting services. Please refer to Item 6,. Litigation, for details concerning this Award.

Other Legal $ 70,000

Consultation upon and legal reviewing of documents such as supplier agreements, consultant agreements, leases and internal operations advising (employee-employer relations and procedures) as well as continued submittal of filings required for a trading and reporting company.

Accounting $ 75,000

Standard operational accounting activities as well as audited, GAAP statements to be provided per requirements for a trading, reporting company.

Consulting $ 75,000

Business, financial, market and industry consultation services

Should certain factors change within the general economy and/or industry, this would affect the allocation of the Uses of Proceeds as described in the above and below tables. Such changes and resultant actions of the Company would be as follows:

- Significant, adverse changes in the price of newsprint would cause the Company to shift its business plan to embrace a larger online presence instead of physical media. Should this take place, the Company would eliminate its allocations of $750,000 for printing costs, $200,000 for distribution costs and $50,000 for the printer deposit and instead allocate these funds to website development and in-house programmers.
- If the business environment becomes more challenging due to a significant shift from print to web advertising, the Company would significantly lessen its fund allocation of $350,000 ear-marked to advertise in industry journals and instead apply it towards advertising in other media (online).

The foregoing description represents the Company's best estimate of its allocation of the maximum net proceeds of this Offering based on the Company's current plans and estimates *regarding its anticipated expenditures.* Below shows how the Company will modify its business plan to accommodate if the Company raises only $2,165,000 in the offering (less than the maximum of $4,000,000 offered).

DESCRIPTION	AMOUNT	%
Launch of print *edition in North America*		
Acquisition of databases (recurring cost)	120,000	
Content acquisition (11,000/issue)×12*	150,000	
Editorial assistant	45,000	
Editor	90,000	
Office lease	30,000	
Deposit with printers	30,000	
Printing cost (per issue×12)*	800,000	
Distribution of printed newsletters (per issue×12)*	150,000	
Total	**$1,415,000**	**65%**
*1 issue = 10,000 copies		
Advertising/Marketing		
Marketing executive	100,000	
Travel, communications	60,000	
Promoting conferences	40,000	
Advertising in industry Journals	60,000	
Advertising in other media (print/online)	60,000	
website development (initial programming and design consulting)	45,000	
In house programmer	65,000	
Total	**$430,000**	**20.0%**

Legal, Accounting and Consulting		
Attorney Fees	$100,000	
Accounting Fees	$120,000	
Consulting Fees	$100,000	
Total	**$320,000**	**15.0%**
Total	**$2,165,000**	**100%**

Should the proceeds gained from the sale of this Offering be $2,165,000 ($1,835,000 less than the maximum), the Company would apply these overall decreases and continue on with a smaller scale of operations as reflected above. In a generalized summary, fewer funds would be allocated towards the salaries of new staff members and the promoting/marketing of the product. Additionally, fewer funds would be set aside for legal, accounting and consulting needs, allowing for the $200,000 towards Offering expenses though decreasing operational dependencies on these services as follows:

Legal:	$ 50,000
Accounting:	$ 45,000
Consulting:	$ 25,000

Below shows how the Company will modify its business plan to accommodate if the Company raises only $1,450,000 in the offering (less than the maximum of $4,000,000 offered). The Company would reduce the amount allocated towards new staff members, the promoting/marketing for the product and reliance on legal, accounting and consulting parties.

DESCRIPTION	**AMOUNT**	**%**
Launch of print edition in North America		
Acquisition of databases (recurring cost)	120,000	
Content acquisition (11,000/issue)×12*	150,000	
Editor	80,000	
Office lease	25,000	
Deposit with printers	20,000	
Printing cost (per issue×12)*	400,000	
Distribution of printed newsletters (per issue×12)*	100,000	
Total	**$895,000**	**62%**
**1 issue = 10,000 copies*		
Advertising/Marketing		
Marketing executive	100,000	
Travel, communications	20,000	
Promoting conferences	10,000	
Advertising in industry Journals	30,000	

Advertising in other media (print/online)	20,000	
website development (initial programming and design consulting)	45,000	
In house programmer	65,000	
Total	**$290,000**	**20%**
Legal, Accounting and Consulting		
Attorney Fees	$90,000	
Accounting Fees	$100,000	
Consulting Fees	$75,000	
Total	**$265,000**	**18%**
Total	**$1,450,000**	**100%**

Below shows how the Company will allocate the use of funds from this offering if only $300,000 is received. The Company would then seek additional financing from a financial institution (bank loan). The Company may not be able to obtain such additional financing or, if obtained, such financing may not be on terms favorable to the Company.

DESCRIPTION	AMOUNT	%
Launch of print edition in North America		
Acquisition of databases (recurring cost)	40,000	
Content acquisition (11,000/issue)×12*	30,000	
Total	**$70,000**	**23%**
Advertising/Marketing		
Advertising in industry Journals	10,000	
website development (initial programming and design consulting)	20,000	
Total	**$30,000**	**10%**
Legal, Accounting and Consulting		
Attorney Fees	$50,000	
Accounting Fees	$75,000	
Consulting Fees	$75,000	
Total	**$200,000**	**67%**
Total	**$300,000**	**100%**

Below shows how the Company will allocate the use of funds from this offering if only $100,000 is received. The Company would then seek additional financing from a financial institution (bank loan); in order to progress forward with its complete business plan the Company would need to obtain $1,000,000 USD. The Company may not be able to obtain such additional financing or, if obtained, such financing may not be on terms favorable to the Company.

DESCRIPTION	AMOUNT	%
Launch of print edition in North America		
Acquisition of databases (recurring cost)	40,000	
Content acquisition (11,000/issue)×12*	30,000	
Total	**$70,000**	**80%**
Advertising/Marketing		
Advertising in industry Journals	10,000	
website development (initial programming and design consulting)	20,000	
Total	**$30,000**	**30%**
Total	**$100,000**	**100%**

Item 6 Description of Business

Midas Touch International Holdings Inc. ("Midas" or the "Company") formerly known as Midas Touch Global Media Corp., is a publishing company that seeks to publish original content through traditional media, a newspaper and a newsletter and through its Internet Web site(s) and aims to distribute them globally delivered to a subscriber base. The Company aims to provide alternative news content to a targeted audience of discerning readers in America and Canada (North America) i.e. financial readers in North America that would be intrigued with the opportunities in the key emerging economies of India, China, Brazil and Russia and would like to know how to capitalize on them.

Midas intends to sell these economies as the best investment destinations of the 21st century. The Company aims do this by utilizing both the print as well as the online medium in order to capture as much of the target audience as possible. Among these products are a monthly newspaper/news magazine in print distributed in key cities in North America and a suite of investment newsletters with varying frequencies and a strong web presence.

<u>Principal steps to implement the business plan</u>

Creation of the content plan:
The company has already worked out a content plan, i.e. the scope of coverage of the newsletter, the target audience and the sources of its coverage, i.e. the contributors from the four target economies and type of coverage expected. The company intends that its coverage of material

that will be delivered to readers in North America will include investment new, market intelligence and analytical views. The content plan has been developed by the management. There have been no outside contributions to this effort and hence no cost associated other than management time. But in order to take the newsletter forward and prepare the ground for the launch of its first live issue will require the following steps as well as systematic investments.

1) Fix payment terms of the contributors from each of the four economies, Brazil, Russia, China and India. The management envisions that it will engage very well regarded writers and analysts to contribute to this effort. So payment terms will have to be benchmarked with the best in the industry. Second there is little scope for credit terms from top writers and analysts and the company has to be prepared to pay immediately. The list of contributors is ready and once the company is assured of its funding they can be activated immediately.

2) Finalize the selection and appointment of advertising/country representatives for the publication in each of the four countries that we will cover, i.e. in Brazil, Russia, India and China. We have short-listed representatives in each of these locations. While the appointment itself does not imply any financial burden on the company, since these individuals are functioning in a contractual capacity. However for them to commence work, i.e. actively represent us to potential advertisers in these economies whether companies or government agencies some advance amount will have to be paid. We have included this amount in the table on "Use of proceeds" under the item "promoting conferences.". The representatives too can be mobilized in a matter of two weeks once the company is certain that they can be compensated.

3) Negotiate terms with printer:
The company has identified suitable printers that match the required criteria and meet cost and delivery benchmarks. In our pre-selection interviews of several printers we find the key variable beside cost is the delivery schedule. Being a small publisher we will not be able to influence the printer to meet our delivery schedule and will have to choose our publishing time to coincide with their print schedules. The interview process continues and we hope to finalize a suitable printer soon. Once the printer has been finalized; they will start getting involved in planning of the print edition since there will have to be a one time adjustment made to the print machines, as well as various digital files, proofs etc will have to be created for which a start-up payment (deposit) will have to be made. We have factored this cost in the table "Use of proceeds" under the head "deposit with printers". The company hopes to finalize the printer by September 2007, though the contract will be signed once the company is in a position to make the payment. The printer's start up contribution to the company's preparatory process i.e. the preparation of various image files, templates etc can be fully executed within one week of the contract being signed.

4) Distribution plan:
The plan to create a well-tuned distribution organization for the print product will be crucial to the long term success of the company. We believe that the distribution process will evolve over a period of time and for the moment the company is building links with commercial organizations and buying lists of associations that will help distribute the product to their members. An example: the company successfully presented the print and web prototype to Citibank NA in New York. The bank has proposed to distribute the print product to each of their niche banking clients. This alone guarantees a substantial offtake of the product. Similar deals with several of the large banks across North America and also investor associations, mutual funds (that have an interest in emerging markets) and business associations, especially chambers of commerce, will substantially drive distribution numbers. We expect to fully reach our modest minimum distribution target of 10,000 within 2-3 months.

5) Build a web presence and web distribution option:
Building a very strong and visible web presence is an important element of the company's strategy to promote its print product. This effort will be executed over two phases. The first phase will be to put up a suitable web presence that will enable subscribers to visit the site regularly for

content updates, manage their subscriptions and make payments. The first phase will take the company a total of four to five weeks to have in place, beta tested and ready for use. In the second phase the web presence will be considerably enhanced with a lot of visual appeal.

6) Strategy to attract sponsors and advertisers:
A very significant opportunity exists before the company now that it is ready to go live with its print product. The key advertising segment are the multitude of companies streaming out of China, India and other emerging economies seeking to raise capital overseas; i.e. the USA, Canada and the UK. Our detailed look at the market shows that the number and frequency of IPOs from these countries is on the rise and companies and their investment bankers are looking for more focused coverage to accredited investors as well as to the investing public. The BRIC Report is conceptually well positioned to reap this opportunity by providing these with a cost effective platform to talk to various investor segments within North America and soon in the UK as well (though the web product will be available to UK based investors as well). The company has already begun to contact investment banks informally to communicate the idea of this platform. There is considerable interest from these constituents. Investment banks are a crucial link in this process since the companies concerned implicitly trust the advisors to their IPOs and will accept a recommendation to advertise in our publication. However, we accept that a sustained effort will be required to bring this idea to fruition and that effort will require an entire year to really bring in results. Thus we expect revenues from this source to begin sometime in 2008. The costs of this effort however will be borne much earlier.

Building the profile of the firm
The management has already begun to take steps to promote the brand and build awareness of the immediacy of the launch of the publications. The company president Mr. Aaron Chaze, is a published investment author and a speaker on emerging market investment themes at industry gatherings in North America. Mr. Aaron Chaze is the author of "India: An Investors Guide to the Next Economic Superpower" (2006, John Wiley).

Summary:

The concept has already been developed and fleshed out. The company has developed and tested out a print product prototype as well as a web based prototype of a full fledged newsletter issue to gauge response from the market place. From the prototype stage the company will need to start investing in a systematic manner to achieve its core objectives of producing, launching and publishing within the prescribed frequency the print newsletter.

The need for a larger proportion of the capital has therefore arisen now that we are ready to go live with the next development stage i.e. getting into print. Some developmental activities such as building the web presence to industry standards and develop the online payment mechanism as well as pre-marketing of the print and web product to potential advertisers and subscribers. We also will need to bring the editorial coordinator, as well as the marketing representative (deputy publisher/publisher – international) on board before we can move into the phase where we launch the print publication.

Intellectual Property

Domain Names www.midastouchglobal.com
The Company spent approximately US $0 on research and development in the last fiscal year and expects to spend US $0 this year. The Company spent approximately 0% of its fiscal year 2007 revenues on research and development.

Sales

The Company is a development stage Company and therefore currently has no sales.

Staffing

As of September 1, 2008, the Company had 2 full time employees.

Management	2

There are no collective bargaining agreements between the company and its employees. The Company does not have any supplemental benefits or incentive arrangements for employees at the present time. Such benefits and arrangements will be considered and developed over the next 12 months

The Company anticipates that in the next 12 months it will need to increase its number of employees to between to the following level:

Administrative	2-4
Sales and Marketing	2-4
Editorial	2-4

Principal Location

The Company is a Nevada corporation with corporate headquarters at 300 Center Ave., Suite 202, Bay City, MI 48708.

Litigation

During the months of July and August of 2007, an arbitrator, Mr. Peter McKreacher was assigned to mediate proceedings against the Company brought forth by Ms. Monica Khurana. In April of 2005, Ms. Khurana had agreed to perform consulting services for the Company in regards to marketing, distribution strategy and business development for a three month period of April 1, 2005 to June 30, 2005. The term was then extended to July 31, 2005. The Company agreed to pay Ms. Khurana for her services a totality of $30,000USD cash plus general sales tax (GST), broken down into $8000USD cash, 146,668 shares of the Company's stock valued at $0.15, and payments to cover GST. Pursuant to the agreement, Ms. Khurana was paid $2000 USD cash by the Company though no further payments were made. On September 17, 2007, per the terms of the Arbitration Award, the Company agreed to pay Ms. Khurana the sum of $30,000 ($28,000 plus GST) agreeing that this amount is acceptable based upon the previously agreed to terms. As of the date of this Offering, this amount has not yet been paid. A portion of the funds received from this Offering will be allocated towards the payment to Ms. Khurana. The Company does not anticipate these proceedings to impact the business or its operations in any way other than the financial burden to pay Ms. Khurana the award once the Company receives funds generated from this Offering.

<u>Business Strategy</u>

The Company's primary objective is to establish its newspaper, news letter and Internet offerings as the leading emerging markets (with a special focus on India, China, Brazil and Russia) related alternative publishing company in the United States and Canada. The principal elements of the Company's business strategy are:

- Develop and expand the paid subscriber base of its weekly newspaper and news letter;
- Develop content to attract and retain readers; and
- Diversify into other media outlets;

Midas expects the publication to start generating advertising revenues from the year 2009 onwards. The obstacles to achieving that milestone will be the level of circulation and the leadership quality. These two points will have to be established before advertising picks up. If the level of circulation and the reader quality is not up to expectations, then the level of advertising could suffer.

The Company has not been profitable in the last year. Midas Touch Global Media incorporated in 2005 and is currently in the development phase. The Company expects to be profitable by the year 2009, once it has built up a circulation base of approximately 10,000 readers along with advertising revenues.

Event	Anticipated Date
Circulation of 10,000	2009
Advertising	2009

The Company expects to be profitable by the end of fourth quarter of the fiscal year of 2009.

Industry Overview

During the past decade there has been a proliferation of new media, enabled by new technologies. These technologies have revolutionized the publishing industry and the way the consumer receives information. Digital, satellite, internet, and other broadband communications changed how consumers choose and receive information through computers, PDA's and telephones as well as the more traditional print. As the barriers to entry have been removed, with anyone with a computer being able to operate a blog or Web site, traditional publishing enterprises are facing increasing competition. This has resulted in an increasing trend toward more demographically targeted editorial, feature and advertising content. Management believes that a discerning, educated readership is seeking timely, comprehensive and trustworthy news and information on India that is not currently provided by the traditional publishing industry.

The Company is seeking to fill a niche in the media world by developing original content to a targeted demographic in both traditional print media and the online media sectors.

Competition

For companies from emerging markets, advertising in local media overseas can be a very expensive proposition, e.g., ICICI Bank in Canada is spending millions of dollars trying to attract attention. Companies such as ICICI Bank want to establish themselves as a local brand, but in management's opinion a focused and targeted advertising could yield better results. As yet, a focused, reputable or serious platform does not exist. There are numerous publications that for example publish for investors in North America that would cover both the United States of America as well as Canada with some focus on emerging markets. In management's opinion most of these are more frivolous in nature, have little understanding of the key elements including the risk of investing in emerging market economies and at times lack a cohesive focus. There is little that would serve the strategic interests of investors. The company's family of published analytical products seeks to bridge this gap and provide comprehensive market intelligence, investment news and analytical views on the key emerging markets.

Midas' initial target audience are those investors that are currently investing in emerging markets as it is the market the Company best understands. But the idea is to spread to the broader base of investors who may not have had the chance to sample the investment opportunities in these economies: basically the company will function like financial missionaries spreading good investment ideas; from markets around the world. Not just news but analytical news and analyzed news. The Company will also carry attractive investment ideas from financial markets around the world going beyond the four key economies and try and come up with suggestions as to how these ideas can be acted upon. For example, the Company intends on carrying out technical analysis of world financial markets especially equity, commodities and currencies. This will be done on a real time basis on the Company's website with the pick of the lot published in the print editions.

The company will act as an information bridge even to the expatriate communities belonging to these key economies that are currently living in the United States and Canada, since there is not much focused information available to these groups on the countries from which they have originally come and in which they would be keen to invest. In addition there is a need for companies coming from these economies that have a business and investor presence in North America. Communicating with their audience thus becomes an important need for these companies to address. The options that are available to these companies from emerging markets to talk to their investor base or the potential investor base are limited largely due to cost. The company proposes to offer these companies from the emerging markets a platform by which they can communicate with the investment world in North America. The advertising solutions that are proposed to be offered are extremely cost effective compared to the options available.

There is no serious competition for the Company. No other institution that we are aware of currently prints any serious investment newsletter aimed at the investor community in America and Canada focused on emerging markets.

Pricing

It is expected that initially the newsletter will carry minimal or no advertising and will be given away for free in order to build up circulation. We are currently in negotiations with several banks in order to distribute the product to their clientele. The company will depend on advertising for revenue as well as a limited subscription base. As of this filing, prices for advertising and a subscription price for the newsletter have not been determined.

Marketing

Midas proposes to start with a single printed edition in Toronto and New York and distribute to Vancouver and Montreal but eventually focus on building a multi-print edition in all centers with a substantial population from key emerging market nations within Canada, the United States and other countries.

Specialized marketing avenues are also being explored. Each of the big banks in Canada for example, have dedicated divisions catering to the Indian and south Asian communities. These banks will distribute the paper to their customers as a service. Ethnic cultural and economic organizations such as the Indo Canada Chamber of Commerce, Tamil Chamber of Commerce, The Zoroastrian Association of Canada, East Indian Professional Associations, etc., will also participate in the distribution of the paper.

The advertising targets of Midas are:
Financial services – banks/insurance/equity brokers and other intermediaries/mutual fund/private asset management/retail foreign exchange dealers
Automobile dealers
Premium accessories
Real Estate
Airlines/Travel agents
Hotels & Restaurants
Computer and consumer electronics companies
Home décor
Services and local businesses

The Company website will be a wide spectrum carrying news & analyses of the Indian, Chinese, Brazilian, Russian, Canadian and U.S. markets, besides of currencies and commodities. Other emerging market economies will also be added over a period of time. The markets with most promise that will be covered are Mexico and Turkey.

Midas proposes to establish a network of contributors and editors globally with a 24 hour center in Mumbai so that the site can be updated on a 24/7 basis, especially with news breaks and timely market information, e.g., currency, commodity and derivative information as the far east and ANZ opens, moving to the Indian sub-continent, next the Middle East (including the Tel Aviv stock exchange, with their concentration of great IT companies) going to Europe and North America. We would also like to cover the markets in South Africa given their concentration of Indian Businesses.

Item 7 Description of Property

The Company does not own any real estate.

The Company leases its principal office at 300 Center Ave., Suite 202, Bay City, MI 48708. The term of the lease is month to month (from October, 2005 to Current date). Lease payments are US$ 1,280.00 per month. The lease contains no renewal options. The Company has no plans to acquire any property in the immediate future.

The Company believes that its current facilities are adequate for its needs through the next six months, and that, should it be needed, suitable additional space will be available to accommodate expansion of the Company's operations on commercially reasonable terms, although there can be no assurance in this regard. There are no written agreements.

Determination of Offering Price

The management of the Company has determined the Offering Price in its sole discretion. Prior to the Offering, there will be 20,209,440 shares of Common Stock and 2,000,000 shares of Preferred Stock outstanding, implying a pre-offering enterprise valuation for the Company of $222,094.40 (22,209,440 x $0.01). The management believes that this is an appropriate price for the Offering.

Salaries of Officers: For the 2007 year, the Company's officers, receive the following accrued salaries: Mr. Aaron Chaze, President, Chief Operating Officer and Director, $5000 per month, $60,000 annually. Mr. Nitin Amersey, Chief Executive Officer, Secretary, Treasurer, Chairman of the Board of Directors of the Company, $5000 per month, $60,000 annually.

The proceeds from this offering will satisfy the Company's cash requirements for the next 12 months provided that the maximum is received. If less than the maximum is received, the Company may seek additional capital financing.

Dividend Policy: The Company has never declared or paid any cash dividends on its capital stock and does not expect to do so in the foreseeable future. The Company anticipates that all future earnings, if any, generated from operations will be retained by the Company to develop and expand its business. Any future determination with respect to the payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and such other factors as the Board of Directors deems relevant.

Item 8. Directors, Executive Officers and Significant Employees

The following table sets forth certain information regarding the executive officers and directors of the Company as of December 31, 2006:

Name	Positions with the Company	Age	Position Held Since
Aaron Chaze	President, Chief Operating Officer and Director	37	2005
Mr. Nitin Amersey	Chief Executive Officer, Secretary, Treasurer, Chairman of the Board of Directors	55	2005
Kumar Gajadharsingh	Chief Financial Officer	60	2007

Mr. Aaron Chaze, President, Chief Operating Officer and Director
300 Center Ave., Suite 202, Bay City, MI 48708
989-509-5924

Mr. Aaron Chaze has served as the Company's Chief Operating Officer and President since 2006. Prior to joining the Company, Mr. Chaze [2003-2007] Mr. Chaze was Vice President and Head of Equity Markets for Credit Rating and Information Service Company of India Ltd. (February 2002 to September 2003), Equity Research and Content Consultant of Way2wealth Securities (September 2001 to February 2002), and Vice President of Kotak Securities (February 2000 to September 2001). He has a Bachelor of Commerce from the University of Bombay (1990).

Mr. Nitin Amersey, Chief Executive Officer, Secretary, Treasurer, Chairman of the Board of Directors
300 Center Ave., Suite 202, Bay City, MI 48708
989-509-5924

NITIN M. AMERSEY, age 55, has over thirty years of experience in international trade, marketing and corporate management. Mr. Amersey was elected as a director of Environmental Solutions Worldwide and has served as a member of the board since January 2003. Mr. Amersey was appointed interim Chairman of the Board in May 2004 and subsequently was appointed Chairman of the Board in December 2004. In addition to his service as a board member of Environmental Solutions Worldwide, Mr. Amersey has been Chairman of Scothalls Limited, a private trading firm since 1978. Mr. Amersey has also served as President of Circletex Corp., a financial consulting management firm since 2001 and has served as chairman of Midas Touch Global Media Corp from 2005 to the present. He is also currently a director of Hudson Engineering Industries Pvt. LTD. a private company domiciled in India. From 2003 to 2006 Mr. Amersey was Chairman of RMD Entertainment Group and also served during the same period as chairman of Wide E-Convergence Technology America Corp. Mr. Amersey has a Masters of Business Administration Degree from the University of Rochester, Rochester, N.Y. and a Bachelor of Science in Business from Miami University, Oxford, Ohio. He graduated from Miami University as a member of Phi Beta Kappa and Phi Kappa Phi. He is the sole member manager of Amersey Investment Holdings LLC a SEC Registered Investment Advisor. Mr. Amersey also holds a Certificate of Director Education from the NACD Corporate Director's Institute.

Mr. Nitin Amersey was the Chairman and CEO of UgoMedia Interactive Corp ("UgoMedia"). UgoMedia was an OTCBB Corp. which was taken over by Sciax Corp in a reverse merger. Mr. Amersey also had a very small percentage of the stock. UgoMedia's President was Ken Smart, who also had a controlling interest in UgoMedia. UgoMedia had auditors in New York. Due to Sarbanes Oxley and the PCAOB Guidelines being established, the auditors decided to drop all public companies from their audit practice, including UgoMedia. UgoMedia had little time to react and obtain a new auditor in time and thus it was late in filing its return thus got an E behind it's symbol and was then ultimately dropped down to the pink sheets. Due to internal turmoil between the controlling shareholder and the Board the statements were never filed and the Company eventually filed a Form 15 to become non-reporting.

Mr. Kumar Gajadharsingh, Chief Financial Officer
300 Center Avenue, Suite 202, Bay City, MI 48708
989-509-5924

Mr. Kumar Gajadharsingh was appointed the Chief Financial Officer for the Company in September, 2007. Mr. Gajadharsingh has been employed with Circletex Corp. since 1998 where he is responsible for managing cash flow as well as preparing financial statements. He was previously employed with Valspar Incorporated from 1995 to 1998. Mr. Gajadharsingh has been involved in the accounting field for the last 30 years having worked in both the private and public sectors.

Along with a Certificate in Statistics, Mr. Gajadharsingh holds a Diploma in Business Administration, majoring in Accounting/ Finance from Ryerson University, Toronto, Ontario, Canada.

Board Composition: The Board of Directors is currently comprised of two directors. The directors are Aaron Chaze, Chief Operating Officer and President and Nitin Amersey, Chief Executive Officer, Secretary, Treasurer, Chairman of the Board. At each annual meeting of stockholders, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the second annual meeting following election.

Each officer is elected by and serves at the discretion of the Board of Directors. Each of the Company's officers and directors devotes substantially full time to the affairs of the Company. There are no other family relationships among any of the directors, officers or key employees of the Company.

Director Compensation: Directors receive no cash remuneration for serving on the Board of Directors but are to be reimbursed for reasonable expenses incurred by them in attending meetings of the Board of Directors and Audit Committee.

Limitation of Liability and Indemnification Matters: The Company's Certificate of Incorporation limits the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the Nevada corporate law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

The Company's bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Nevada law, including in circumstances in which indemnification is otherwise discretionary under Nevada law. The Company has also entered into indemnification agreements with its officers and directors containing provisions that may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

At present, there is no pending litigation or proceedings involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Item 9. Remuneration of Directors and Officers

The following table sets forth certain information regarding the aggregate remuneration of each of the three highest paid persons who are directors or executive officers as a group during Company's last fiscal year:

Name of individual or identity of group	**Capacities in which remuneration was received**	**Annual Aggregate remuneration**
Aaron Chaze	President, Chief Operating Officer and Director	$60,000
Mr. Nitin Amersey	Chief Executive Officer, Secretary, Treasurer, Chairman of the Board of Directors	$60,000
Kumar Gajadharsingh	Chief Financial Officer	$0

Item 10. Security Ownership of Management and Certain Shareholders

The following table sets forth certain information with respect to voting securities held of record regarding each of the three highest paid persons who are directors or executive officers as a group, all officers and directors as a group and any shareholder who owns more than 10% of any class of the Company's security:

Title of Class	Name and Address of Owner	Title	Amount Owned Before Offering	Percentage of Issued Common Stock
Common Stock	Aaron Chaze 3050 Orleans Road, #32 Mississauga, ON L5L 5P7, Canada	President, Chief Operating Officer and Director	9,900,000	48.99%
Common Stock	Nitin Amersey 5 Appleshire Ct. Freeland, MI 48623	Chief Executive Officer, Secretary, Treasurer, Chairman of the Board of Directors	50,000	.25%
Common Stock	Kumar Gajadharsingh 75 Clements Rd West Ajax, ON L1S 4H4 Canada	Chief Financial Officer	0	0.0%
Common Stock	Triad Trading Corporation* Cond Los Faroles 50 Metros Arr Desamparados, SA	Shareholder	9,950,000	49.23%
Total			**19,900,000**	**98.47**

*Mark Amersey is the principle of Triad Trading Corporation

Title of Class	Name and Address of Owner	Title	Amount Owned Before Offering	Percentage of Issued Preferred Stock
Preferred Stock	Aaron Chaze 3050 Orleans Road, #32 Mississauga, ON L5L 5P7, Canada	President, Chief Operating Officer and Director	1,000,000	50%
Preferred Stock	Nitin Amersey 5 Appleshire Ct. Freeland, MI 48623	Chief Executive Officer, Secretary, Treasurer, Chairman of the Board of Directors	1,000,000	50%

Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Common Stock subject to options currently exercisable or exercisable within 60 days of September 11, 2008 are deemed outstanding for purposes of computing the percentage ownership of the person holding such option but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except where indicated, and subject to community property laws where applicable, the persons in the table above have sole voting and investment power with respect to all Common Stock shown as beneficially owned by them.

Common Stock: As of the date of this registration statement, there were Twenty Million Two Hundred Nine Thousand Four Hundred Forty shares of Common Stock outstanding that were held of record. There will be a maximum of Four Hundred Twenty Million, Two Hundred Nine Thousand, Four Hundred Forty shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock to the public offered hereby.

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and non-assessable.

Preferred Stock: In April 2007, the Company issued a total of 2,000,000 shares of preferred stock for services rendered to the Company by each of Aaron Chaze and Nitin Amersey. The value of the services rendered was $25,000 each. The value of the 2,000,000 shares of preferred stock was determined by the board of directors, Mr. Chaze and Mr. Amersey, without any independent valuation or other valuation analysis. This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 by reason that: (i) no commissions were paid for the issuance of such security; (ii) the issuance of such security by the Company did not involve a "public offering"; (iii) the purchaser of security were sophisticated and accredited investors; (iv) the offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the such sales, size of the offering, manner of the offering and number of securities offered; and (v) in addition, the purchaser had the necessary investment intent as required by Section 4(2) since each purchaser agreed to and received security bearing a legend stating that such security is restricted pursuant to Rule 144 of the 1933 Securities Act. (These restrictions ensure that this security would not be immediately redistributed into the market and therefore not be part of a "public offering").

Each issued and outstanding Preferred Share shall be entitled to 100 votes at each meeting of shareholders of the Company with respect to any and all matters presented to the shareholders of the Company for their action or consideration, including the election of directors. Each Preferred Share may be converted into 1 share of common stock of the Company at any time at the option of the holder Company. Except as provided by law, holders of Preferred Shares shall vote together with the holders of Common Shares as a single class.

Item 11. Interest of Management and Others in Certain Transactions

None

Item 12. Securities Being Offered

A maximum of 400,000,000 common shares are being offered to the public at $0.01 per share. This Offering is being made by the Company on a "best efforts, all-or-none" basis with respect to the first 10,000,000 shares of Common Stock (the "Minimum Amount") and on a "best efforts" basis as to the remaining 390,000,000 shares of Common Stock (together with the Minimum Amount, the "Maximum Amount"). All proceeds received by the Company from subscribers for the shares offered hereby will be deposited by the Company in a non-interest bearing escrow account at the transfer agency (Bay City Transfer Agency and Registrar) to the Company. Unless subscriptions for the Minimum Amount are received during the period ending 45 days following the date of this Offering Circular (the "Minimum Subscription Period"), this Offering will be terminated, no Shares will be sold and all subscribers' funds will be promptly refunded without interest. If the Minimum Amount is sold prior to the expiration of the Minimum Subscription Period, within ten (10) days of completion of such sale and the clearance of funds received and deposited in trust therefore, a closing shall be held with respect to the Shares sold (the "First Closing"). Thereafter, the remaining Shares will continue to be sold and closings may from time to time be conducted with respect to additional Securities sold (each, a "Closing"), until expiration of the Offering (December 31, 2008). Not later than ten (10) days after the later of the receipt and acceptance of subscriptions for all the Shares offered in this Offering or the expiration of the Offering, a final closing shall be held with respect to any Shares sold but not closed upon as of such date (the "Final Closing"). The Offering is being made only to "accredited investors" as such term is defined under Rule 501(a) of Regulation D of the Securities Act 1933, as amended and as more fully set forth in the Subscription Agreement, attached hereto as an Exhibit. The Company can give no assurance that all or any of the Shares will be sold.

A maximum of $ 4,000,000 will be received from the offering. The insiders will hold Twenty Million, Two Hundred Nine Thousand, Four Hundred Forty (20,209,440) shares of Common Stock and Two Million (2,000,000) shares of Preferred Stock. This means that about 95.21% of the Company will be held by the public, assuming that all shares are sold in the offering. The Company does not have an underwriter.

Of the shares (the "Shares") of Common Stock, par value $0.001 per share ("Common Stock"), of the Company offered hereby (the "Offering"), all shares are being offered by the Company and no shares are being offered by stockholders of the Company. The Company will receive all proceeds from the sale of shares of Common Stock, after expenses.

Dividend Policy: The Company has never declared or paid any cash dividends on its capital stock and does not expect to do so in the foreseeable future. The Company anticipates that all future earnings, if any, generated from operations will be retained by the Company to develop and expand its business. Any future determination with respect to the payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and such other factors as the Board of Directors deems relevant.

Voting Rights: The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore.

Liquidation Rights: In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding.

Preemptive and/or Conversion Rights: The Common Stock has no preemptive or conversion rights or other subscription rights.

Redemption and/or Sinking Fund Provisions: There are no redemption or sinking fund provisions applicable to the Common Stock.

Liability to Further Calls or Assessment by Company: There are no calls. Upon a liquidation of our company, our creditors will be paid before any distribution to holders of common stock. The holders of common stock would be entitled to receive a pro rata distribution per share of any excess amount.

All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and non-assessable.

Transfer Agent and Registrar: The Transfer Agent and Registrar for the Common Stock Bay City Transfer Agency and Registrar located at 300 Center Ave., Suite 202B, Bay City, MI 48708 and its telephone number is: 989 891-9720.

Shares Eligible for Future Sale: Upon completion of this Offering, the Company will have approximately Four Hundred Twenty Million, Two Hundred Nine Thousand, Four Hundred Forty (420,209,440) shares of Common Stock outstanding if the maximum is sold. All of the common shares sold in this Offering are freely tradable under an exemption from registration. The remaining shares of Common Stock may be deemed "restricted securities" under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 promulgated under the Securities Act, which rule is summarized below.

In general, under Rule 144, beginning approximately 90 days after the effective date of the Offering Statement of which this Prospectus is a part, a stockholder, including an Affiliate, who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least one year from the later of the date such securities were acquired from the Company or (if applicable) the date they were acquired from an Affiliate, is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 4,202,094 shares immediately after this Offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from the Company, a stockholder who is not an Affiliate of the Company at the time of sale and has not been an Affiliate of the Company for at least three months prior to the sale is entitled to sell the shares immediately without compliance with the foregoing requirements of Rule 144.

No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. The Company is unable to estimate the number of shares that may be sold in the public market pursuant to Rule 144, since this will depend on the market price of the Common Stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of the Common Stock of the Company in the public market could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through an offering of its equity securities.

Additional Information: The Company intends to furnish to its stockholders annual reports containing audited consolidated financial statements examined by an independent accounting firm and quarterly reports for the first three quarters of each fiscal year containing interim un-audited consolidated financial information.

The management of the Company has arbitrarily determined the Offering Price in its sole discretion. The management believes that this is an appropriate price for the Offering.

Part Financial Statements

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and the notes thereto appearing elsewhere in this report. This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We caution you that forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from the statements that constitute forward-looking statements as a result of various factors.

Introduction and Nature of Business

Midas Touch International Holdings Inc. ("Midas" or the "Company") formerly known as Midas Touch Global Media Corp., is a publishing company that seeks to publish a newspaper and a newsletter and aims to distribute them globally. The Company is targeting the discerning reader in America and Canada (North America) both within the Indian expatriate community but also among the masses of financial readers in North America that would be intrigued with the opportunities in India and would like to know how to capitalize on them.

Midas intends to sell India as the best investment destination of the 21st century. The Company aims do this by utilizing both the print as well as the online medium in order to capture as much of the target audience as possible. Among these products are a bi-monthly newspaper/news magazine in print distributed in key cities in North America and a suite of investment newsletters with varying frequencies and a strong web presence.

Selected Financial Data

For the Period Ending June 30, 2008

RESULTS OF OPERATIONS:	June 30, 2008
Total revenues	$ 0
Net loss	$ (125,398)
Net loss attributable to common stockholders	$ (125,398)
Loss Per share:	
Basic	$(0.0062)
Diluted	$(0.0056)

SUBSEQUENT EVENTS

N/A

Part III Exhibits

Exhibits

Item 1. Index to Exhibits

No.	Exhibit	Page.
2*	Articles of Incorporation of the Company	
2*	By-Laws of the Company	

2*	Articles of Conversion of the Company	
2*	Certificate of Change of the Company	
2*	Certificate of Amendment of the Company	
11	Opinion of Cohen & Czarnik, LLP	
15*	Arbitration Award dated September 17, 2007	

*** Previously Filed**

Item 2. Description of Exhibits

(2) Charter and By-laws:

(11) Opinion Re: Legality

(15) Other Exhibits

MANAGEMENT SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 23 day of September, 2008.

MIDAS TOUCH INTERNATIONAL HOLDINGS, INC.

By: ______________________
Aaron Chaze,
President and Chief Operating Officer

By: ______________________
Nitin Amersey,
Chief Executive Officer, Chairman of the Board, Secretary and Treasurer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Aaron Chaze, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Offering Statement, and to sign any registration statement for the same offering covered by this Offering Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS OFFERING STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

____
Aaron Chaze, President and Chief Operating Officer
9/23, 2008

____
Nitin Amersey, Chief Executive Officer, Chairman of the Board, Secretary and Treasurer
9/23, 2008

____
Kumar Gajadharsingh, Chief Financial Officer
, 2008
9/23/2008

COHEN & CZARNIK LLP
17 State Street
39th Floor
New York, New York 10005

September 23, 2008

Midas Touch International Holdings, Inc.
300 Center Ave., Suite 202, Bay City, MI 48708
Attention: Aaron Chaze, President and CEO

Re: Registration Statement on Form 1-A

Ladies and Gentlemen:

We have acted as special counsel to Midas Touch International Holdings, Inc. (the "Company") in connection with a registration statement on Form 1-A, (as amended, the "Registration Statement"), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, relating to the offering by the Company of an aggregate of 400,000,000 shares of common stock, par value $0.01 per share, of the Company (the "Shares").

In connection with the foregoing, we have examined originals or copies, satisfactory to us, of all such corporate records and of all such agreements, certificates and other documents as we have deemed relevant and necessary as a basis for the opinion hereinafter expressed. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with the original documents of all documents submitted to us as copies. As to any facts material to such opinion, we have, without independent investigation, relied on certificates of public officials and certificates of officers or other representatives of the Company.

Based upon the foregoing and subject to the other limitations set forth herein, we are of the opinion that the Shares to be offered and sold pursuant to the Registration Statement will be validly issued, fully paid and non-assessable upon issuance pursuant to the terms of the Registration Statement.

We are members of the bar of the State of New York and are not licensed or admitted to practice law in any other jurisdiction. Accordingly, we express no opinion with respect to the laws of any jurisdiction other than the laws of the State of New York, the State of Nevada including the statutory provisions, all applicable provisions of the Nevada Constitution and all reported judicial decisions interpreting those laws, and the federal laws of the United States.

We assume no obligation to advise you of any changes to this opinion which may come to our attention after the date hereof. This opinion may not be relied upon or furnished to any other person except the addressee hereof without the express written consent of this firm.

Very truly yours,

Cohen & Czarnik LLP

Cohen & Czarnik LLP

Midas Touch International Holdings Inc.
Formerly Known As Midas Touch Global Media Corp.
(A Development Stage Company)

FINANCIAL STATEMENTS

(UNAUDITED)

AS OF JUNE 30, 2008

Midas Touch International Holdings Inc.
Formerly Known As Midas Touch Global Media Corp.
(A Development Stage Company)

FINANCIAL STATEMENTS

(UNAUDITED)

TABLE OF CONTENTS

	Page No.
Financial Statements	
Balance Sheet at June 30, 2008 (unaudited) and June 30, 2007 (unaudited)	1
Statement of Operations For Twelve Months Ended June 30, 2008 (unaudited) and 2007 (unaudited)	2
Statement of Changes in Stockholders' Equity For the Period June 30, 2006 to June 30, 2008 (unaudited)	3
Statement of Cash Flows For Twelve Months Ended June 30, 2008 (unaudited) and 2007 (unaudited)	4
Notes to Unaudited Financial Statements	5-7

Midas Touch International Holdings Inc.
Formerly Known As Midas Touch Global Media Corp.
(A Development Stage Company)
BALANCE SHEET
(UNAUDITED)

ASSETS

	June 30, 2008	June 30, 2007
Current Assets:		
Cash	$ 19	$ 19
Accounts receivable	18,000	18,000
Total Current Assets	18,019	18,019
Fixed Assets:		
Computer equipment	1,345	1,283
Less: accumulated depreciation	(795)	(566)
Computer equipment-net	550	717
Total Fixed Assets	550	717
TOTAL ASSETS	$ 18,569	$ 18,737

LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)

	June 30, 2008	June 30, 2007
Current Liabilities:		
Accounts payable	$ 247,508	$ 119,284
Loans payable	372,576	372,576
Total Current Liabilities	620,084	491,860
Stockholders' Equity/(Deficit):		
Common Stock par value $ .001; 500,000 shares authorized; 20,209,440 shares issued and outstanding	266,250	266,250
Preferred stock, 2,000,000 shares issued and outstanding	20,000	20,000
Foreign currency adjustment	(8,435)	(5,441)
Accumulated deficit	(879,331)	(753,933)
Total Stockholders' Equity/(Deficit)	(601,516)	(473,124)
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY/(DEFICIT)	$ 18,569	$ 18,737

The accompanying notes are an integral part of these financial statements.

Midas Touch International Holdings Inc.
Formerly Known as Midas Touch Global Media Corp.
(A Development Stage Company)
STATEMENT OF OPERATIONS
(UNAUDITED)

		For Twelve Months Ended June 30, 2008		For Twelve Months Ended June 30, 2007
Operating Expenses:				
Administrative expenses	$	123,811	$	130,770
Professional fees		1,587		4,440
Total Operating Expenses		125,398		135,210
Net Loss	$	(125,398)	$	(135,210)
Loss per share:				
Basic per share	$	(0.0062)	$	(0.0034)
Diluted per share		(0.0056)		(0.0033)
Weighted average shares outstanding:				
Basic		20,209,440		40,158,056
Diluted		22,209,440		40,596,412

The accompanying notes are an integral part of these financial statements.

Midas Touch International Holdings Inc.
Formerly Known As Midas Touch Global Media Corp.
(A Development Stage Company)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)
For the period June 30, 2006 to June 30, 2008

	Common Stock		Preferred		Foreign Currency	Accumulated	
	Shares	Value	Shares	Value	Adjustment	Deficit	Total
Balance as of June 30, 2006	103,194,000	$ 112,500	-	$ -	$ (1,569)	$ (618,723)	$ (507,792)
Stock Split: 100 to 1, October 2006	1,031,940	-	-	-	-	-	-
Shares Returned to Treasury	(422,500)	(42,250)	-	-	-	-	(42,250)
Shares Issued for Accounts Payable	19,600,000	196,000	2,000,000	20,000	-	-	216,000
Foreign Currency Adjustment	-	-	-	-	(3,872)	-	(3,872)
Net Loss	-	-	-	-	-	(135,210)	(135,210)
Balance as of June 30, 2007	20,209,440	$ 266,250	2,000,000	$ 20,000	$ (5,441)	$ (753,933)	$ (473,124)
Foreign Currency Adjustment	-	-	-	-	(2,994)	-	(2,994)
Net Loss	-	-	-	-	-	(125,398)	(125,398)
Balance as of June 30, 2008	20,209,440	$ 266,250	2,000,000	$ 20,000	$ (8,435)	$ (879,331)	$ (601,516)

The accompanying notes are an integral part of these financial statements.

Midas Touch International Holdings Inc.
Formerly Known As Midas Touch Global Media Corp.
(A Development Stage Company)
STATEMENT OF CASH FLOWS
(UNAUDITED)

		For Twelve Months Ended June 30, 2008		For Twelve Months Ended June 30, 2007
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net Loss	$	(125,398)	$	(135,210)
Adjustments to reconcile net loss to net cash used in operating activities:				
Changes in assets and liabilities				
Accounts receivable		-		12,000
Accounts payable		128,224		(46,932)
Net Cash Used in Operating Activities		2,827		(170,142)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Computer equipment		(62)		(70)
Depreciation		229		276
Net Cash Provided by Investing Activities		167		206
CASH FLOWS FROM FINANCING ACTIVITIES:				
Common shares issued		-		153,750
Preferred shares issued		-		20,000
Net Cash Provided by Financing Activities		-		173,750
EFFECT OF EXCHANGE RATE CHANGES ON CASH		(2,994)		(3,872)
NET INCREASE/(DECREASE) IN CASH AND EQUIVALENTS		-		(56)
CASH AND EQUIVALENTS Beginning of Period		19		75
End of the Period	$	19	$	19

The accompanying notes are an integral part of these financial statements.

Midas Touch International Holdings Inc.
Formerly Known As Midas Touch Global Media Corp.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF BUSINESS AND BASIS OF PRESENTATION

The company was formally incorporated in Canada under the Canada Business Corporations Act on January 19, 2005, and is in the development stage.

On January 19, 2005, Aaron Chaze was elected President and Nitin Amersey, Secretary.

On May 1, 2005, Nitin Amersey resigned as secretary and Nickie Ross was elected as the new secretary.

On August 29, 2005, the company was re-domiciled as a Nevada Corporation. Nickie Ross resigned as Secretary and Nitin Amersey was re-elected as Secretary.

Midas Touch Global Media Corp. is an analytic, investment advisory and financial publishing company catering to the investment information needs of institutional investors and high net worth individuals.

On November 3, 2006, Midas Touch Global Media Corp. completed a name change to Midas Touch International Holdings, Inc.

On October 12, 2007, Kumar Gajadharsingh was elected Chief Financial Officer.

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, it has sustained continued operating losses and lacks sources of revenue, which creates uncertainty about the Company's ability to continue operations as a going concern.

The Company's ability to continue operations as a going concern and to realize its assets and to discharge its liabilities is dependent upon obtaining financing sufficient for continued operations as well as the achievement and maintenance of a level of profitable operations. It expects to raise capital in order for it to continue operations.

Management believes that the current business plan, if successfully implemented, may provide the opportunity for the Company to continue as a going concern.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The policy of the Company is to prepare its financial statements on the accrual basis of accounting. The fiscal year end is June 30.

Use of Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles and generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Loss per Share

As of June 30, 2008, the basic loss per share is ($0.0062) based on a weighted average of 20,209,440 shares outstanding and the diluted loss per share is ($0.0056) based on a weighted average of 22,209,440 shares outstanding.

Income Taxes

Income taxes are generally provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of fixed assets for financial and income tax reporting. The Company has no deferred tax assets and liabilities representing the future tax return consequences of those differences because currently the Company has no material temporary timing differences that give rise to these tax assets and liabilities.

Revenue

The Company is in the process of developing and implementing accrual based revenue recognition policies.

NOTE 3 – ACCOUNTS PAYABLE

In August of 2007, an arbitration award was granted in favor of a contractor who rendered consulting services to Midas Touch International Holdings, Inc. The amount of the debt was $28,000 CAD, or $27,720 USD, and has been included in the Accounts Payable on the Balance Sheet since December, 2006. Management plans to repay this debt within a reasonable period of time.

NOTE 4 – STOCKHOLDERS' EQUITY

The Company is authorized to issue a maximum of 450,000,000 shares of common stock, no par value and 50,000,000 shares of preferred stock.

On April 11, 2005, the Company issued 2,750,000 shares of $.001 par value common stock under Regulation D, Rule 504 of the Securities Act of 1933, for legal services and 30,020,000 shares under Regulation D, Rule 504 of the Securities Act of 1933 for cash.

During the months of April and May 2005, the Company issued 70,350,000 shares of $0.001 par value common stock under Rule 144, for consulting services.

During the months of July and August 2005, there were 74,000 shares issued for cash.

On June 30, 2006, there were 103,194,000 shares issued and outstanding.

NOTE 4 – STOCKHOLDERS' EQUITY (continued)

On September 30, 2006, there were 103,194,000 shares issued and outstanding.

On October 30, 2006, the directors of Midas Touch Global Media Corp. announced a stock split of 100 to 1.

On December 31, 2006, there were 1,031,940 shares issued and outstanding.

On February 2, 2007, 1,200,000 shares, previously issued in November, 2005 for cash, were returned to treasury. The shares were valued at $12,000 and were originally reported as an accounts receivable.

During the month of April 2007, a total of 302,500 common shares previously issued for consulting services were returned to treasury. These shares were valued at $30,250 and consulting fees were credited and common stock debited.

Also during the month of April 2007, a total of 19,600,000 common shares and 2,000,000 preferred shares were issued to individuals with Accounts Payable balances of $210,835 at December 31, 2006. Accounts Payable was debited, common and preferred stocks were credited. These shares had a par value of $0.001.

On June 30, 2008, there were 20,209,440 common shares and 2,000,000 preferred shares issued and outstanding.

NOTE 5 – GOING CONCERN

The Company's financial statements are prepared-using the generally accepted accounting principles applicable to a going concern, which assumes the realization of assets and liquidation of liabilities in the normal course of business. Since the Company has not commenced its planned principal operations, the Company intends to raise sufficient capital needed to continue operating until its planned principal operations commence. These reasons raise substantial doubt about the company's ability to continue as a going concern.

END